Exhibit 99.13

NOTICE OF SPECIAL MEETING OF CLASS A RESTRICTED VOTING SHAREHOLDERS

SCHEDULED TO BE HELD ON MAY 5, 2021

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Class A Restricted Voting Shareholders”) of class A restricted voting shares (“Class A Restricted Voting Shares”) in the capital of Mercer Park Brand Acquisition Corp. (“BRND”) is scheduled to be held at 10 a.m. (Toronto time) on May 5, 2021. In light of COVID-19, BRND is holding the Meeting as a completely virtual online meeting. The Meeting is being held to:

1.	consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Extension Resolution”), the full text of which is set forth in Appendix “A” to the accompanying management information circular (the “Circular”), to extend the date by which BRND has to consummate a qualifying transaction from May 13, 2021 to July 30, 2021 (the “Extension”); and

2.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of Class A Restricted Voting Shareholders entitled to receive notice of, and to vote at, the Meeting is April 5, 2021 (the “Record Date”). Only Class A Restricted Voting Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof.

BRND is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast, where all Class A Restricted Voting Shareholders regardless of geographic location and equity ownership will have an equal opportunity to participate at the Meeting and engage with directors of BRND and management as well as other Class A Restricted Voting Shareholders. Class A Restricted Voting Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at web.lumiagm.com/208295271. Beneficial shareholders (being shareholders who hold their Class A Restricted Voting Shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but not be able to participate or vote at the Meeting.

As a shareholder of BRND, it is very important that you read the Circular and other Meeting materials carefully. They contain important information with respect to voting your Class A Restricted Voting Shares and attending and participating at the Meeting.

A Class A Restricted Voting Shareholder who wishes to appoint a person other than the management nominees identified on the form of proxy or voting instruction form, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the management nominees identified on the form of proxy or voting instruction form attend and participate at the Meeting as your proxy and vote your Class A Restricted Voting Shares, including if you are a nonregistered shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting. To register a proxyholder, shareholders MUST send an email to BRND@odysseytrust.com and provide Odyssey Trust Company (“Odyssey”) with their proxyholder’s contact information, amount of shares appointed, name in which the shares are registered if they are a registered shareholder, or name of broker where the shares are held if a beneficial shareholder, so that Odyssey may provide the proxyholder with a username via email.

A registered holder of Class A Restricted Voting Shares may attend the Meeting or may be represented by proxy. If you are a registered holder of Class A Restricted Voting Shares and you are unable to attend the Meeting, we encourage you to vote by completing the enclosed form of proxy or, alternatively, over the internet, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting if you attend the Meeting and will ensure that your vote will be counted if you are unable to attend.

If you are not a registered holder of Class A Restricted Voting Shares and receive these materials through your broker or other intermediary, please complete the form of proxy or voting instruction form provided to you by your broker or other intermediary in accordance with the instructions provided therein.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of BRND’s transfer agent, Odyssey Trust Company, at 67 Yonge St., Suite 702, Toronto, ON M5E 1J8, or by internet at https://login.odysseytrust.com/pxlogin by 10:00 a.m. (Toronto time) on May 3, 2021 or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Meeting. A person appointed as a proxyholder need not be a Class A Restricted Voting Shareholder. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

In connection with the Meeting, BRND will provide holders of Class A Restricted Voting Shares with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders voted for or against, or did not vote on, the Extension Resolution, provided that they deposit their shares for redemption prior to 5:00 p.m. (Toronto time) on the fifth business day before the date of the Meeting. Upon the requisite approval of the Extension Resolution (which requires approval by both the Class A Restricted Voting Shareholders and the Board) and, subject to applicable law, BRND will be required to redeem such Class A Restricted Voting Shares so deposited for redemption at an amount per share (the “Class A Extension Redemption Price”), payable in cash, equal to the pro-rata portion of: (a) the escrowed funds available in the escrow account at the time of the Meeting, including any interest and other amounts earned thereon, less (b) an amount equal to the total of (i) any applicable taxes payable by BRND on such interest and other amounts earned in the escrow account, (ii) any taxes of BRND (including under Part VI.1 of the Income Tax Act) arising in connection with the redemption of the Class A Restricted Voting Shares, and (iii) actual and expected expenses directly related to the redemption, each as reasonably determined by BRND. For illustrative purposes, as of the date hereof, the estimated Class A Extension Redemption Price is approximately US$10.06 per Class A Restricted Voting Share. The closing price of the Class A Restricted Voting Shares on April 1, 2021, the last trading day prior to the date prior to the date hereof, was US$10.20. Accordingly, if the market price were to remain the same until the date of the Meeting, exercising redemptions rights would result in a holder of Class A Restricted Voting Shares receiving US$0.14 less than if he, she or it sold his, her or its shares in the open market. BRND cannot assure holders of Class A Restricted Voting Shares that they will be able to sell their shares in the open market, even if the market price per share is higher than the Class A Extension Redemption Price stated above, as there may not be sufficient liquidity in its securities when such holders wish to sell their shares.

If the Extension Resolution is approved and the Extension is made effective, BRND shall (a) redeem those Class A Restricted Voting Shares that are deposited for redemption, and (b) deliver to each such holder who has deposited shares for redemption the Class A Extension Redemption Price per share, which amount shall reduce the Corporation’s net asset value. The remainder of the escrow funds shall remain in the escrow account and be available for use by BRND to complete a qualifying transaction on or before July 30, 2020. Holders of Class A Restricted Voting Shares who do not redeem their shares will retain their redemption rights and their ability to, if applicable, vote on a qualifying transaction through to July 30, 2021, if the Extension Resolution is approved.

BRND cannot predict the amount that will remain in the escrow account if the Extension Resolution is approved and the Extension is implemented, and the amount remaining in the escrow account may be only a small fraction of the approximately US$407,537,056 that was in the escrow account as of December 31, 2020. The Board may decide not to proceed if BRND does not have sufficient cash resources following approval of the Extension Resolution, after taking into account any redemptions.

As more fully described in BRND’s final prospectus for its initial public offering dated May 7, 2019 (the “IPO Prospectus”), BRND had until February 13, 2021 to consummate a qualifying transaction, unless BRND has executed a letter of intent, agreement in principle or definitive agreement (“Transaction Document”) with respect to a qualifying transaction on or before February 13, 2021, in which case the permitted timeline was to be automatically extended to May 13, 2021 (the “Automatic Extension”).

BRND has executed a non-binding letter of intent dated December 29, 2020 (the “LOI”) with a target (the “Target Business”) pursuant to which, among other things, BRND shall acquire, directly or indirectly, all of the equity of the Target Business (the “Potential Transaction”). The transaction as contemplated by the LOI, if completed, would constitute the qualifying transaction of BRND. As BRND entered into the LOI prior to February 13, 2021, the Automatic Extension has been triggered, and as such, BRND must complete its qualifying transaction prior to May 13, 2021, absent a further extension.

The board of directors of BRND (the “Board”) may revoke the Extension Resolution without further approval of Class A Restricted Voting Shareholders of BRND at any time prior to the Extension becoming effective in the event that they determine not to proceed with the Extension.

Holders of Class A Restricted Voting Shares whose Class A Restricted Voting Shares are held through an intermediary may have earlier deadlines for depositing their Class A Restricted Voting Shares pursuant to the redemption right. If the deadline for depositing such shares held through an intermediary is not met by a holder of Class A Restricted Voting Shares, such holder’s Class A Restricted Voting Shares may not be eligible for redemption.

Class A Restricted Voting Shareholders that have any questions or need additional information with respect to the voting of their Class A Restricted Voting Shares should consult their financial, legal, tax or other professional advisors.

DATED this 5th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Jonathan Sandelman”

Chairman and Corporate Secretary